EXHIBIT 4.124
Execution Version
Third Addendum
Memorandum of Agreement
Made and entered into between:-
ANGLOGOLD ASHANTI LIMITED
(Reg No 1944/017354/06)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24
th
day of October 2003);
and

ERGO MINING (PROPRIETARY) LIMITED
[formerly known as Friedshelf 849 (Proprietary) Limited[
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
14
th
day of November 2007, and a certified copy whereof is annexed hereto marked
“L”);
of the second part;
and
DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
(Reg No 2005/033662/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of November 2007, and a certified copy whereof is annexed hereto marked
“M”);
of the third part;
and
MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED
(Reg No 2004/007547/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
14
th
day of November 2007, and a certified copy whereof is annexed hereto marked
“N”);
of the fourth part.

1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1
“BRAKPAN TSF”
shall collectively mean:-
•
the area of land delineated in
light green on the diagram which
is annexed hereto and  marked
“O”; and
•
all tailings materials, water and
any infrastructure of whatever
nature situate within such area;
and
•
that portion of Portion 9 of
Withok 131 IR, Brakpan,
encompassed by the reference
J-K-A-B-C-D-E-F-G-H-J on the
diagram annexed hereto marked
“P”
(the permit number in
respect whereof is 7/82, RMT No
0.080/82), also known as Sallies

2, 5L32 or 2628AB/L5. It is
recorded in this context that the
portion within the aforesaid area
marked 1-2-3-4-5-1 in yellow and
hatched in blue and commonly
referred to as the “Calcine Dam”
was sold to one David Salomon
and that the remaining area of
portion 9 (excluding such dam) is
approximately 76,6 (seventy six
comma six) hectares in extent;
1.1.2
“CONTRACTS”
shall,  in relation to the WITHOK
COMPLEX, mean all or any written
contracts entered into prior to the
EFFECTIVE DATE by and between
AGA and third parties and operative for
any period beyond the EFFECTIVE
DATE and whether same be contracts of
hire, supply or distribution or otherwise
and in no way derogating from the
generality thereof, shall include those
material contracts  reflected in the
schedule annexed hereto and marked
"Q";

1.1.3
“ERGO PROPERTIES”
shall collectively mean the freehold
stands (Agricultural Holdings)
numbered:-
•
139 to 141;
•
172 and 173;
•
207 and 208;
•
244 and 245;
•
296 to 303; and
•
348 to 355
respectively, situate within Withok 131
I.R. Estates and delineated in dark
green in the diagram annexed hereto
and marked “R” and designated
therein as “Contaminated Servitude
Properties”;
1.1.4
“FIRST ADDENDUM”
shall mean the letters agreement
entered into between the PARTIES in
terms whereof they extended the
deadline in clause 3.1 of the MAIN
AGREEMENT from the 20 August 2007
to the 31 August 2007, and copies

whereof are annexed hereto collectively
marked “S”;
1.1.5
“MAIN AGREEMENT”
shall mean the Memorandum of
Agreement made and entered into by
and between the PARTIES at
Johannesburg on the 6 August 2007 -
-
the definitions therein contained
shall, unless inconsistent with the
context of the THIRD ADDENDUM,
apply mutatis mutandis hereto and
for ease of  reference shall be
reflected throughout the THIRD
ADDENDUM in capital italics;
1.1.6
“SECOND
ADDENDUM”
shall mean the letters agreement
entered into between the PARTIES in
terms whereof they extended the
deadline in clause 3.1 of the MAIN
AGREEMENT from the 31 August 2007
to the 10 September 2007, and copies
whereof are annexed hereto collectively
marked “T”;
1.1.7
“THIRD ADDENDUM”
shall mean this agreement further
modifying the MAIN AGREEMENT in

the respects set forth hereafter and in
addition providing for the acquisition by
NEWCO from AGA of the ERGO
PROPERTIES and the WITHOK
COMPLEX upon the terms and
conditions hereinafter set forth;
1.1.8
“WITHOK COMPLEX”
shall mean:-
1.1.8.1 the area of land delineated
in grey on the diagram
annexed hereto and marked
“U” together with all
infrastructure of whatever
nature situate thereupon
including the old civil
foundations on the western
side of the footprint; and
1.1.8.2
subject to the overriding
provisions of clause 3.9
infra, the BRAKPAN TSF,
and situated upon portions 76, 77, 78,
79, 80 and 108 of the farm Withok 131
IR; portions 5, 10 and 11 of the farm

Rooikraal 156 IR; remainder of portion 1
of the farm Glenroy 132 IR; and portions
14, 15, and 20 of the farm Vlakfontein
161 IR, Withok Estates AH H390, H391
and H578.
1.2
The provisions of clause 1.2 of the MAIN AGREEMENT shall apply mutatis mutandis hereto.
2.
Recordal
It is recorded that:-
2.1 the deadline for the fulfilment of the conditions precedent in clause 3.1 of the
MAIN AGREEMENT was initially extended in terms of the FIRST ADDENDUM to the 31 August 2007 and in terms of the SECOND ADDENDUM to the 10
September 2007;
2.2 such conditions were duly fulfilled prior to the 10 September 2007;
2.3 the
PARTIES have reached agreement in terms whereof AGA has agreed to sell to
NEWCO which has agreed to acquire from it, the ERGO PROPERTIES and the WITHOK COMPLEX, for the additional consideration and upon the further terms and conditions set forth in the THIRD ADDENDUM and on the basis that such provisions shall be deemed incorporated into the MAIN
AGREEMENT;

2.4 the
PARTIES have accordingly agreed to enter into the THIRD ADDENDUM, upon the terms and conditions hereinafter set forth.
3.
THIRD ADDENDUM
The PARTIES do hereby agree to the amendment of the MAIN AGREEMENT retrospectively with effect from the SIGNATURE DATE, in the respects set forth hereafter:-
3.1
Ad definition 1.1.14 - “ERGO ASSETS”
By the deletion thereof in its entirety and the substitution therefor of the following:-
“’ERGO ASSETS’
shall, in relation to the ERGO OPERATIONS,
collectively mean the:-
1.1.16.1
BENONI CLUSTER;
1.1.16.2
ERGO DESIGNATED RIGHTS;
1.1.16.3
ERGO DUMPS;
1.1.16.4
ERGO MINING ASSETS;
1.1.16.5
ERGO MINING RIGHTS;
1.1.16.6
ERGO PROPERTIES;

1.1.16.7
SITE; and
1.1.16.8
WITHOK COMPLEX,
to the exclusion, however, of the EXCLUDED
ASSETS;”
3.2
Ad definition 1.1.15 – “ERGO DESIGNATED RIGHTS”
By the deletion thereof in its entirety and the substitution therefor of the following:-
“’ERGO DESIGNATED
RIGHTS”
shall mean all the registered rights of
whatsoever nature and howsoever arising,
including without derogating therefrom,
servitudes or otherwise, of and in connection
with the BENONI CLUSTER, the ERGO
DUMPS, the ERGO PROPERTIES and the
WITHOK COMPLEX including those rights
more fully detailed in a schedule thereof
annexed hereto and marked “V” (for ease of
reference the amended Annexe “F” to the
MAIN AGREEMENT is reflected as Annexe
“V” to the THIRD ADDENDUM);”.

3.3
Ad definition 1.1.18 – “ERGO MINING RIGHTS”
By the deletion thereof in its entirety and the substitution therefor of the following:-
“’ERGO MINING RIGHTS”
shall, in relation to the applicable ERGO
ASSETS, mean AGA’s existing OLD ORDER
MINING RIGHTS (to be converted to NEW
ORDER MINING RIGHTS) in respect of the
ERGO OPERATIONS entitling AGA or any
subsequent holder thereof to conduct mining
and allied operations on and from the
BENONI CLUSTER, the ERGO DUMPS, the
SITE and WITHOK COMPLEX or any
component thereof and in no way derogating
from the generality thereof as more fully
delineated in yellow and green stripes on the
drawing annexed hereto and marked “W”
(for ease of reference the amended Annexe
“E” to the MAIN AGREEMENT is reflected
as Annexe“W” to the THIRD
ADDENDUM);”.
3.4
Ad definition 1.1.20 – “EXCLUDED ASSETS”
By the deletion thereof in its entirety and the substitution therefor of the following:-

“’
EXCLUDED ASSETS’
shall mean the following assets which shall
be expressly excluded from the ERGO
ASSETS and the ERGO OPERATIONS, to
wit:-
1.1.20.1
the Brakpan plant and storage
facilities - which have been
acquired by HVH Gold
(Proprietary) Limited (the
ultimate controlling company
whereof is MINTAILS AUS);
and
1.1.20.2
the East Daggafontein Plant
and adjacent property - which
have been acquired by Skeat
Gold Mining East Rand
(Proprietary) Limited and HVH
Gold (Proprietary) Limited
(both of which companies are
ultimately controlled by
MINTAILS AUS); and
1.1.20.3
freehold land (agricultural land)
more fully detailed in a
schedule thereof annexed

hereto marked “X” (for ease of
reference the amended
Annexe “H” is reflected as
Annexe “X” to the THIRD
ADDENDUM), which shall
remain the property of AGA
including any liability attaching
thereto;
and in the event of:-
•
the acceptance of the due diligence
investigation by NEWCO as
provided in clause 9bis of the MAIN
AGREEMENT as read with clause
3.10 of the THIRD ADDENDUM,
the area delineated in yellow in the
diagram annexed to the THIRD
ADDENDUM and marked “Y”;
•
the non-acceptance of the due
diligence investigation by NEWCO
as provided in clause 9bis of the
MAIN AGREEMENT as read with
clause 3.10 of  the THIRD
ADDENDUM, the area as

delineated in light green on the
diagram annexed to the THIRD
ADDENDUM and marked “Y”
including any infrastructure of
whatever nature situate thereupon,
which shall remain the property of
AGA, including the rehabilitation
and environmental management
liability therefor;”.
3.5
Ad definition 1.1.27 - “NEWCO”
By the deletion therein of the reference “Friedshelf 849 (Proprietary) Limited”
and the substitution therefor of the following:-
“Ergo Mining (Proprietary) Limited [formerly known as Friedshelf 849
(Proprietary) Limited]”.
3.6
Ad clause 3 – Conditions Precedent
3.6.1
Ad clause 3.1
By noting in regard thereto that the conditions therein contained were timeously fulfilled.

3.6.2
Ad clause 3.1.3
By the deletion thereof in its entirety and the substitution therefor of the following:-
“3.1.3
the written approval, to the extent necessary, of the
COMPETITION COMMISSION - prior to the 31 March
2008”.
3.7
Ad new sub-clause 6.4 to the MAIN AGREEMENT - Acknowledgments,
Indemnity and Warranties by NEWCO
By the incorporation of a new sub-clause to be numbered 6.4 to read as follows:-
“6.4
NEWCO warrants in favour of AGA that it will comply with the operating parameters as set out in Annexe “Z” to the THIRD
ADDENDUM when designing, constructing, operating and dealing in any way whatsoever with the BRAKPAN TSF.”
3.8
Ad sub-clause 8.2 – Purchase Consideration and Payment thereof
By the deletion thereof in its entirety and the substitution therefor of the following:-
“8.2
The consideration payable by NEWCO to AGA attributable to the
ERGO ASSETS (save the BENONI CLUSTER for which express
provision is made in terms of clause 8.3 infra) shall be the agreed sum of ZAR87 800 000,00 (eighty seven million eight hundred thousand
RAND) plus Value Added Tax plus interest at PRIME on the
outstanding balance from time to time determined and payable as follows:-
8.2.1
ZAR7 000 000,00 (seven million RAND) plus Value Added
Tax on the SIGNATURE DATE, which amount shall
constitute a non-refundable deposit, whether the
AGREEMENT is ultimately rendered unconditional or not;
8.2.2
ZAR6 000 000,00 (six million RAND) plus Value Added Tax
within 3 (three) days after the signature of the THIRD
ADDENDUM, which amount shall likewise constitute a
second non-refundable deposit, whether the AGREEMENT is
ultimately rendered unconditional or not; and
8.2.3
the balance of ZAR74 800 000,00 (seventy four million eight
hundred thousand RAND) as to:-
8.2.3.1
ZAR35 800 000,00 (thirty five million eight
hundred thousand RAND), plus Value Added Tax
plus interest at PRIME in 23 (twenty three) equal
monthly instalments, the first of which shall be
payable on the 1 August 2007 and thereafter on
the first day of each and every succeeding month
to the ATTORNEYS, to be held by them ‘in trust’

and placed in an interest bearing account pending
the arrival of the CLOSING DATE when the
aggregate of the amounts paid plus accumulated
interest thereon as hereafter, shall be released to
AGA and whereafter the said payments shall be
made directly by NEWCO to AGA. In such regard
it is recorded that:-
8.2.3.1.1
the PARTIES are aware that the
monies so invested will be deemed
to constitute trust monies as
contemplated by, and subject to the
protection of, Section 78 of the
Attorneys Act, No 53 of 1979, as
amended, of the RSA;
8.2.3.1.2
the account will be in the name of the
ATTORNEYS and under their
control;
8.2.3.1.3
the provisions hereof constitute the
required written instruction/-
authorisation to the ATTORNEYS in
accordance with rule 77.1 of the
Rules of the Law Society of the

Northern Province of the RSA to so
invest such funds; and
8.2.3.1.4
the said funds shall be invested for
the benefit of AGA pending the
arrival of the CLOSING DATE,
whereupon the capital sum and the
interest which has accrued thereon
shall be released by the
ATTORNEYS to AGA; and
8.2.3.2
ZAR39 000 000,00 (thirty nine million RAND) plus
Value Added Tax plus interest at PRIME in 19
(nineteen) equal monthly instalments, the first of
which shall be payable on the first day of the
month following the written confirmation by
NEWCO of its acceptance of the due diligence
investigation referred to in clause 9bis of the
MAIN AGREEMENT as read with clause 3.10 of
the THIRD ADDENDUM and thereafter on the first
day of each and every succeeding month to the
ATTORNEYS, to be held by them ‘in trust’ mutatis
mutandis in accordance with the provisions set
forth in clause 8.2.3.1 supra;”.

3.9
Ad new sub-clause 8.4bis - Purchase Consideration and Payment thereof
By the incorporation of a new sub-clause 8.4bis to read as follows:-
“8.4bis
In addition to the consideration attributable to the CALCINE DAM, the ERGO PROPERTIES and the WITHOK COMPLEX, NEWCO
shall within 3 (three) business days following its written confirmation of its acceptance of the due diligence investigation referred to in clause 9bis infra, deliver to AGA a satisfactory financial institution guarantee in the sum of ZAR40 000 000,00 (forty million RAND) in terms whereof AGA is indemnified in respect of the rehabilitation obligations associated with the WITHOK COMPLEX, the said
guarantee to be expressed as payable to AGA or its nominee.”
3.10
Ad new clause 9bis to the MAIN AGREEMENT - Environment, Health and
Safety and Related Costs
By the incorporation of a new clause 9bis to read as follows:-
“9bis
WITHOK COMPLEX
9bis.1
Notwithstanding anything to the contrary in the MAIN
AGREEMENT contained, the PARTIES agree and
acknowledge that the incorporation of that portion of the
WITHOK COMPLEX expressly referred to in sub-clause
1.1.8.2 of the THIRD ADDENDUM, shall be subject to a
due diligence investigation by NEWCO and its written

acceptance thereof within a period of 6 (six) weeks
calculated from the date of signature of the THIRD
ADDENDUM. Should the due diligence:-
9bis.1.1
be acceptable to NEWCO, then and in such
event the relevant area in sub-clause 1.1.9.2
of the THIRD ADDENDUM shall be deemed
incorporated in the WITHOK COMPLEX for
the purposes of the MAIN AGREEMENT at
no additional consideration, save that the
rehabilitation obligations arising from such
area shall be assumed by EWCO which
does hereby indemnify, hold harmless and
absolve AGA in respect of any claims
associated therewith; or
9bis.1.2
not be acceptable to NEWCO, then and in
such event the THIRD ADDENDUM shall be
deemed amended by the deletion therein of
the whole of sub-clause 1.1.8.2 supra with
any concomitant amendments occasioned
thereby.
9bis.2 In no way derogating from the aforegoing, upon the
conclusion of the due diligence by NEWCO, it will furnish
AGA with the following information:-

9bis2.1 an efficient operating decanting system;
9bis.2.2 a detailed water balance indicating the plan to
reduce the pool water over time;
9bis.2.3 the full extent of the monthly tonnages and
the link to the proposed deposition strategy;
9bis.2.4
the monitoring system that NEWCO intends
using, which will incorporate data on the
south wall cracking or movement thereof and
the south wall sinkhole, in addition to all of the
usual monitoring data; and
9bis.2.5 how
NEWCO plans to develop the western
buttress, which is required for stability, as the
BRAKPAN TSF height increases.”.
3.11
Ad new clause 11bis to the MAIN AGREEMENT
By the incorporation of a new clause 11bis to read as follows:-
“11bis.
CONTRACTS
Should the due diligence as provided for in clause 9bis be acceptable to NEWCO, then and in such event AGA shall procure the consent of the parties to the CONTRACTS to the assignment by AGA to

NEWCO, with effect from the 15 January 2008, of the relevant rights and obligations of AGA in terms of such CONTRACTS.”.
3.12
Ad Annexe “E” to the MAIN AGREEMENT - Drawing reflecting BENONI
CLUSTER and ERGO DUMPS (second plan headed “Location of Dumps and Associated Registered Rights)
In the event of the acceptance of the due diligence investigation referred to in
9bis.1 supra (clause 3.10 of the THIRD ADDENDUM), then by the deletion in the Legend reflected on Annexe “E” to the MAIN AGREEMENT of the words
“area excluded from sale”.
3.13
Ad Annexe “F” - Schedule of ERGO DESIGNATED RIGHTS
By the deletion thereof in its entirety and the substitution therefor of Annexe
“V” hereto.
3.14
Ad Annexe “E” - Drawing reflecting BENONI CLUSTER and ERGO
DUMPS
By the deletion thereof in its entirety and the substitution therefor of Annexe
“W” hereto.
3.15
Ad Annexe “G” - Schedule of ERGO MINING ASSETS
By the deletion thereof in its entirety and the substitution therefor of Annexe
“AA” hereto.

3.16
Ad Annexe “H” - Schedule of excluded FREEHOLD land
By the deletion thereof in its entirety and the substitution therefor of Annexe
“X” hereto.
3.17
Ad Annexe “K” – Allocation of Purchase Consideration
By the deletion thereof in its entirety and the substitution therefor of Annexe
“BB” hereto.
4.
MAIN AGREEMENT
The MAIN AGREEMENT as amended by the THIRD ADDENDUM, shall remain fully binding and effective as between the according to the terms and tenor thereof.
5.
Counterparts
The THIRD ADDENDUM may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the THIRD ADDENDUM in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by AGA at Johannesburg on this the
day of November
2007, in the presence of the undersigned witnesses.
As witnesses:-
For: AngloGold Ashanti Limited
1. /s/ RL Lazare
2.
- duly authorised signatory -
Thus done and signed by NEWCO at Johannesburg on this the 14 th
day of November 2007,
in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Mining (Proprietary) Limited
1. /s/ LD Birrell
2.
- director -
Thus done and signed by DRD SA at Johannesburg on this the 15 th
day of November 2007,
in the presence of the undersigned witnesses.
As witnesses:-
For: DRDGold South African Operations
(Proprietary) Limited
1. /s/ DJ Pretorius
2.
- director -

Thus done and signed by MINTAILS SA at Johannesburg on this the 14 th
day of November
2007, in the presence of the undersigned witnesses.
As witnesses:-
For: MinTails South Africa (Proprietary)
Limited
1. /s/ LD Birrell
2.
- director -

Annexe “L”
Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Mining (Proprietary)
Limited, held at Johannesburg on the 14
th
day of November 2007
Resolved that :-
1.
The company enters into a third addendum
with AngloGoldAshanti Limited, DRDGold
South African Operations (Proprietary)
Limited and MinTails South Africa
(Proprietary) Limited, upon the terms and
conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Lloyd Dunbar Birrell, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe "M"
Extracts from the Minutes of a Meeting of the Board of Directors of DRDGold South African
Operations (Proprietary) Limited, held at Johannesburg on the 15 th
day of November 2007

Resolved that :-
1.
The company enters into a third addendum
with AngloGoldAshanti Limited, Friedshelf
849 (Proprietary) Limited and MinTails
South Africa (Proprietary) Limited, upon the
terms and conditions contained in a draft of
such agreement which was tabled at this
meeting.
2.
Daniel Pretorius, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe "N"
Extracts from the Minutes of a Meeting of the Board of Directors of MinTails South Africa
(Proprietary) Limited, held at Johannesburg on the 14
th
day of November 2007
Resolved that :-
1.
The company enters into a third addendum
with AngloGoldAshanti Limited, Friedshelf
849 (Proprietary) Limited and DRDGold
South African Operations (Pty) Limited,
upon the terms and conditions contained in
a draft of such agreement which was tabled
at this meeting.
2.
Lloyd Dunbar Birrell, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “O”
Diagram for BRAKPAN TSF
(vide clause 1.1.1 supra)

Annexe “P”
Portion of BRAKPAN TSF
(vide clause 1.1.1 supra)

Annexe “Q”
Schedule of CONTRACTS
(vide clause 1.1.2 supra)

Annexe “R”
Diagram reflecting ERGO PROPERTIES
(vide clause 1.1.3 supra)

Annexe “S”
Copy of FIRST ADDENDUM
(vide clause 1.1.4 supra)

Annexe “T”
Copy of SECOND ADDENDUM
(vide clause 1.1.6 supra)

Annexe “U”
Diagram reflecting WITHOK COMPLEX
(vide clause 1.1.8.1 supra)

Annexe “V” to THIRD ADDENDUM
Annexe “F” to MAIN AGREEMENT
Schedule of ERGO DESIGNATED RIGHTS
(vide clauses 3.2 and 3.13 supra)

Annexe “W” to THIRD ADDENDUM
Annexe “E” to MAIN AGREEMENT
Drawing reflecting BENONI CLUSTER and ERGO DUMPS
(vide clauses 3.3 and 3.13 supra)

Annexe “X” to THIRD ADDENDUM
Annexe “H” to MAIN AGREEMENT
Schedule of Freehold land
(vide clause 1.1.20.3 supra)

Annexe “Y”
Diagram of Area referred to in EXCLUDED ASSETS
(vide clause 3.4 supra)

Annexe “Z”
Operating Parameters for the BRAKPAN TSF
(vide clause 3.7 supra)
Maximum rate of rise 7 (seven) meters per year
Minimum beach length (distance of pool from
coarse wall)
200 (two hundred) meters
Maximum pool elevation (to avoid flooding
the existing penstock tower)
1 649,5 meters above sea level
Present date on BRAKPAN TSF
Beach area 560 ha
Pool area 160 ha
Available deposition are 720 ha
Pool volume 8,9 Mm³
Pool elevation 1641 mASL
Pool depth 9 m
Additional height to TSF 10 m
Available capacity:-
Pool water reduction since 2005 4,0 Mt
Present pool volume (available for sub-
aqueous deposition)
11,6 Mt
“Airspace” to additional 10 m height at 1,3
t/m³
105 Mt
Total available (excluding the present water
volume)*
109 Mt
Pool Volume 9 Mm³

Annexe “AA” to THIRD ADDENDUM
Annexe “G” to MAIN AGREEMENT
ERGO MINING ASSETS
(vide clause 3.15 supra)

Annexe “BB” to THIRD ADDENDUM
Annexe “K” to MAIN AGREEMENT
Allocation of Purchase Consideration
(vide clause 3.17 supra)
1.
ERGO DESIGNATED RIGHTS
1 453 420,00
2. Non-refundable deposit 13 000 000,00
3.
BENONI CLUSTER
1,00
4.
TRADE MARK / TRADE NAME
1,00
4.
ERGO MINING ASSETS (including the ERGO MINING
RIGHTS)
33 442 578,00
5.
SITE
904 000,00
6.
WITHOK COMPLEX
34 000 000,00
7.
ERGO PROPERTIES
5 000 000,00
Total
ZAR87 800 000,00
excluding Value
Added Tax